SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                 Form 20-F ___X____         Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                        Yes ____          No ___X___

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A

This Form 6-K consists of:

The announcement on appointment of employees' representative supervisors of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on May 25, 2006.

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     China Petroleum & Chemical Corporation



                                                            By: /s/ Chen Ge

                                                              Name: Chen Ge

                                 Title: Secretary to the Board of Directors



Date: May 25, 2006

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
      (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

                           Appointment of Supervisors

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Messrs. Su Wensheng, Zhang Jitian, Cui Guoqi and Li Zhonghua have been elected by the employees as the employees' representative supervisors of the Third Session of the Supervisory Committee of Sinopec Corp.

This announcement is made pursuant to rule 13.51(2) of the Listing Rules.
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China Petroleum & Chemical Corporation ("Sinopec Corp") announces that Messrs.
Su Wensheng, Zhang Jitian, Cui Guoqi and Li Zhonghua have been elected by the employees as the employees' representative supervisors of the Third Session of the Supervisory Committee of Sinopec Corp. Brief details of the elected employees' representative supervisors are as follows.

Su Wensheng

Su Wensheng, 49, Employee Representative Supervisor of Sinopec Corp. Mr. Su graduated from the General Section of Tsinghua University in December 1980 majoring in environmental engineering. He obtained a master's degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was Deputy Secretary of CPC Party Committee and Secretary of Disciplinary Committee of Beijing Designing Institute. From November 1996 to December 1998, he was the Secretary of CPC Party Committee of Beijing Designing Institute. Mr. Su has been the Director-General of Ideology & Politics Department and Deputy Secretary of the Affiliated Party Committee of China Petrochemical Corporation since October 1998. He has been the Managing Deputy Secretary of CPC Party Working Committee of the Western New Region Exploration Headquarter of China Petrochemical Corporation since December 2001. Mr. Su was elected as an employee representative supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

Zhang Jitian

Zhang Jitian, 58, Mr Zhang graduated from Huhhhott Transportation University majoring in Roads and Bridges in July 1968. He also studied in Chemical Engineering Management College majoring in Corporate Management in July 1986. He was the Deputy Director of the Personnel Education Department of China Petrochemical Corporation from August 1996 to December 1998. He was the Deputy Director of the Personnel Education Department of China Petrochemical Corporation from December 1998 to September 2005. He has served as the Deputy Director of the Personnel Department of Sinopec Corp since September 2005.

Cui Guoqi

Cui Guoqi, 52, Employee Representative Supervisor of Sinopec Corp. Mr. Cui graduated from the Correspondence Teaching College of Renmin University of China in December 1985 majoring in industrial business management. In January 1997, he obtained a MBA degree from the Business Management School of Renmin University of China. He is a senior economist. Mr. Cui has served as a Director and the Chairman of the Trade Union of Sinopec Yanshan Petrochemical Company since February 2000. He became member of the Executive Committee of All China Work Union in December 2000 and has been executive member of the National Committee of China Work Union for Energy and Chemical Industry since December 2001. He was Deputy Secretary of CPC Party Committee of Sinopec Yanshan Company since August 2005. Mr. Cui was elected as an employee representative supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

Li Zhonghua

Li Zhonghua, 54. Mr Li graduated from Shenli Oil Field Party University majoring in party politics management in June 1996. He also studied in Shangdong Province Party University majoring in Economics Management. He was the secretary of the Party Community and deputy manager of Shengli Oil Field Administration Bureau No.2 Artesian Well Company and the general manager, secretary of the Party Community of Shengli Oil Field Administration Bureau Ocean Artesian Well Company, and general manager and deputy secretary of the Party Community of Shengli Oil Field Administration Bureau Yellow River Artesian Well Company from March 1995 to January 2004. He was the Deputy Engineer and General Manager, Deputy Secretary of the Party Community of Shengli Oil Field Administration Bureau Yellow River Artesian Well Company from January 2004 to November 2004. He has served as the committee member of the Party Community and the chairman of the Labor Union since November 2004.

The employees' representative supervisors above have entered into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the remuneration under the service contract will be set in accordance with relevant laws and regulations and "Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.". The "Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp." stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid- and long-term incentive, with specific functions, responsibilities of the management staff and performance of the Company as a whole being taken into account. Sinopec Corp. will disclose in the Annual Report the remuneration obtained by Supervisors of Sinopec Corp. during the reporting period in question.

None of Messrs. Su Wensheng, Zhang Jitian, Cui Guoqi and Li Zhonghua has any interest in shares of Sinopec Corp. within the meaning of Part XV of the Securities and Future Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission and any Stock Exchange.

Other than those disclosed herein, there are no other matters relating to the above supervisors which need to draw to the attention of shareholders or matters which are discloseable under rule 13.51(2)(h) to (x) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

                                   For and on behalf of the Board of Directors
                                      China Petroleum & Chemical Corporation
                                                     Chen Ge
                                       Secretary to the Board of Directors

Beijing, PRC, 25 May 2006

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhouyuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.